February 3, 2017

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Lauren Hamilton

Re:	The North Country Funds (the “Trust”) (Registration Nos. 333-45664, 811-10123) (the “Registrant” and each series, a “Fund” and together, the “Funds”)

Dear Ms. Hamilton:

We are writing to respond to an oral comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided by telephone in connection with certain of the Registrant’s filings involving disclosure related to a benchmark index change disclosed in several of the Registrant’s filings with the Commission, including the Registrant’s annual report to shareholders on Form N-CSR filed on February 8, 2016; the Registrant’s semi-annual report to shareholders on Form N-CSR filed on August 7, 2015; and the Registrant’s Post-Effective Amendment No. 20 under the Securities Act of 1933, as amended, and Amendment No. 21 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A of the Trust, filed on March 23, 2015. The Staff’s comment is summarized below and followed by our response.

1. Comment. With respect to disclosure concerning the change of a benchmark index, in future filings, please include more information regarding the rationale for such a change than was provided to describe the The North Country Intermediate Bond Fund’s change of benchmark index from the Bank of America Merrill Lynch 1-10 Year AAA-A U.S. Corporate & Government Index to the Barclay’s U.S. Aggregate Bond Index.

Response. The Registrant will consider the Staff’s comment when either of the Funds next change their benchmark index.

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We hope that the foregoing response adequately addresses the Staff’s comment. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Brian D. McCabe

Brian D. McCabe